DIVISION OF
CORPORATION FINANCE

June 8, 2009

via U.S. Mail and Facsimile

Mr. K.W. Diepholz
President
DynaResource, Inc.
5215 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

> **Re: DynaResource, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed May 14, 2009**
> **File No. 0-53237**

Dear Mr. Diepholz:

We have reviewed your filing and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 33

1.   We note your response to our previous comment 10. Please explain why the fees to Dynacap Group increased between 2007 and 2006 if DynaResource Operaciones SA de CV. was formed in 2005. Further explain why, if DynaResource Operaciones was formed in 2005, you only paid $140,360 in 2006 if the base compensation was $15,000 a month. Also, please explain why you paid $2,738 over the base compensation of $15,000 a month in 2007. Further, we note that in your Form 10-Q for the quarter ended March 31, 2009, you paid

$130,722 during the quarter to Dynacap. Please explain this large increase in payments to Dynacap for the first quarter of 2009. Finally, please explain how the determination to increase the base price written into the Consulting Agreement was memorialized. If there was an amendment to the Consulting Agreement in writing, please file it as an exhibit to your registration statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      With regard to the financial statements, you may contact Bob Carroll at (202) 551-3362 or Chris White at (202) 551-3461. Please contact John Madison at (202) 551-3296, or Michael Karney at (202) 551-3847 if you have any other questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director

Cc: B. Carroll
       C. White
       M. Karney
       J. Madison